Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Silver Spike Acquisition Corp. on  Amendment No. 3 to Form S-4 (File No. 333-252186) of our report dated March 8, 2021, except for the effects of restatements discussed in Note 2 as to which the date is May 12, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statement of Silver Spike Acquisition Corp. as of December 31, 2020 and 2019 and for the year ended December 31, 2020 and for the period from June 7, 2019 (inception) through December 31, 2019, which report appears in the Annex I in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp
New York, NY
May 14, 2021